August 4, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust III, File No. 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we hereby submit, via electronic filing, a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement relates to a special meeting of the Trust’s shareholders to consider the approval of a change in Pinnacle TrendRating Innovative Equity Fund’s classification from a diversified investment company to a non-diversified investment company.

If you have any questions or comments related to this filing, please contact me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614. 469.3217 D